

AR/S

# Langer

PE 12-31-02



Advanced Biomechanics for the Art of Walking



Annual Report 2002

## Corporate Profile

Langer, Inc. is a leading international provider of high quality orthotics and gait-related products sold to practitioners treating musculoskeletal disorders.





Since 1971, Langer has been recognized for its superior technical abilities, product innovation, outstanding quality and customer service.



Langer is committed to ongoing developments and education in the field of human gait.

*Pictured above:*
*A) Langer L.xcel Orthotics*
*B) Custom Orthotic Fabrication*
*C) Total Control Orthosis*

## Dear Fellow Shareholders

**Langer's core values of focus, agility and passion** are helping to drive the Company toward its strategic plan of becoming a global leader in the footcare industry. We are continuing efforts to make Langer a full service organization focused on the needs of customers treating disorders of the lower extremity. We believe our revenue enhancing programs and expanded product lines will reinforce relationships with Langer's customers by leveraging our full spectrum of products and services. As part of this strategy, Langer introduced orthotic products extending above the ankle. This announcement was significant in confirming Langer's decision to expand beyond custom foot orthotics. The marketplace's reception to these products has been positive, and net sales have exceeded our expectations. Langer has added strategic individuals to the management team to help effectively manage our existing business, acquisition strategy and the integration of the businesses of acquired companies.

Net sales for the year ended December 31, 2002 increased 46% to approximately $18,677,000 as compared to approximately $12,780,000 for the unaudited pro forma year ended December 31, 2001. During 2001 the Company changed its year end from February 28 to December 31. For purposes of comparability, the Company has provided in the Management Discussion and Analysis results for the year ended December 31, 2002 as compared to the unaudited pro forma results for the year ended December 31, 2001. The unaudited pro forma results for the year ended December 31, 2001 were derived from the previously reported audited results for the ten months ended December 31, 2001 plus the unaudited results for the two months ended February 28, 2001. Net sales for 2002 include approximately $4,899,000 attributable to the Benefoot acquisition, which was completed on May 6, 2002. Organic sales growth exclusive of the acquisition of Benefoot was nearly $1,000,000 or a 7.8% increase.

Net sales of custom made orthotic products for the year ended December 31, 2002 were approximately $14,669,000 as compared to $11,423,000 for the unaudited pro forma year ended December 31, 2001, an increase of $3,246,000. Approximately $2,702,000 of the increase in sales is attributable to the acquisition of Benefoot. Net sales exclusive of the net sales resulting from the Benefoot acquisition increased approximately $544,000 or 4.8%. This increase is principally due to unit growth.

Net sales of our distributed products for the year ended December 31, 2002 were approximately $4,008,000 as compared to $1,360,000 for the unaudited pro forma year ended December 31, 2001. Of the total increase of approximately $2,648,000, approximately $2,197,000 was attributable to the acquired Benefoot business. Net sales exclusive of the net sales resulting from the Benefoot acquisition increased approximately $451,000 or 33%. The increase is principally due to expanded use of Langer's products by our customers as they recognize us as a full service organization.

## Highlights Of 2002:

*Merger and Acquisition Initiative* – The acquisition of Benefoot on May 6, 2002 combined Langer's existing management team with the founding management group responsible for forming Langer. The Benefoot acquisition reinforced Langer's expansion of product offerings beyond custom orthotics, including one of the most successful footwear programs in the industry and a proprietary arrangement with Birkenstock® to provide custom sandals and clogs. I am pleased with our ability to integrate Benefoot into Langer within six months of completing the acquisition.

The acquisition of Bi-Op Laboratories, Inc., was completed effective as of January 1, 2003. Bi-Op provides Langer with a Canadian company having manufacturing facilities in Montreal, Canada. We expect to utilize these facilities to better service the Canadian market. Currently Canadian customers represent approximately 9% of our net sales.

We are also in the process of adopting technology we acquired from ComfortUs in November 2002 to allow automated fabrication of custom footbeds for Birkenstock® sandals and clogs.

*Technological Advancement* – Beta testing of our new back office cast scanner has gone well. The cast scanner is designed to allow us to digitize patient casts sent to our lab and better utilize Langer's CADCAM technology. Presently approximately 50% of devices are fabricated utilizing our automated mills. We are continuing to develop a next generation professional image scanner, building upon the proprietary technology acquired through the Benefoot acquisition. It is our hope to beta test a new version towards the beginning of the third quarter of 2003 and to begin selling the scanner in the first quarter of 2004. We anticipate that this new scanner will again reinforce relationships with our customers and create closer ties between customers and Langer.

*Distribution Products* – The ancillary distribution products we added last year continued to increase penetration of the marketplace, as evidenced by 33% organic growth in 2002. Ongoing, we intend to introduce new products that are will help to strategically differentiate Langer.

*New Ankle Foot Product Line Launch* – Langer launched Langer Ankle Stabilizing Technology (LAST), a proprietary system of technically advanced custom above the ankle orthoses. LAST was introduced to the podiatric marketplace to help treat complex foot and ankle deformities. We plan to continue to add products within this category to meet the demands of our customers.

*Leadership and Learning* – In our 2001 annual report we talked about Langer returning to its roots of leadership and learning. We continue to support the launch of our new products with medical education for our customers to help them expand their armamentarium of lower extremity therapeutic options, while ethically increasing their practice revenue. The

Company also has implemented an ongoing internal training program to educate our employees on products, advanced biomechanics and foot pathology.

**Toward A Strategic Goal**

By building on our chief strengths of focus, agility and passion, Langer continues to seek to maximize the broad opportunity for organic growth and acquisitional growth presented by the fragmented nature of the lower extremity rehabilitation field, an aging population and a sport-oriented culture. By building a strong Langer brand and using assets efficiently, we seek to build shareholder value and growth. In 2002, we evaluated processes and reorganized departments to dynamically drive momentum. During the last year, the Company has developed a blueprint for growth that will continue to guide the Company in 2003. The key initiatives for next year have been selected to build on our strengths and continue to position us for profitable growth.

**Highlights of Growth Initiatives for 2003**

Langer has established the following internal growth priorities for 2003. With a focus on performance management processes, the Company is aligned behind several key strategic initiatives.

*Improve Productivity* – Create and achieve better operational practices within the Company and improve operational efficiencies for the most efficient use of our assets.

*Increase Profitability* – Evaluate and improve Langer's levers of profitability by managing price, volume, product mix and expenses.

*Achieve Sales Growth* – Develop innovative programs and services to achieve established goals across all product lines.

We intend to continue to pursue external growth opportunities through the acquisition of organizations synergistic with our core values and strategies.

I look forward to updating our valued shareholders throughout the year of our continued achievements toward our goals, and to thank you for your ongoing support.

Sincerely,



Andrew H. Meyers, CPO
*President and Chief Executive Officer*



Andrew H. Meyers, CPO
*President and Chief Executive Officer*

## Innovation In Custom Orthoses and Technology

Langer has been seeking to set the orthotic industry's standards for innovation and technological advancement. Starting with our original Sporthotics®, now a preferred choice for practitioners treating their professional and amateur athletes, we have built a brand focused on the recent advances in biomechanics and material development.

In 2002, Langer launched a system of proprietary and advanced designs for ankle foot orthoses under the brand of Langer Ankle Stabilizing Technology (LAST). LAST products help treat severe lower extremity disorders and draw upon orthotic industry experience new management brought to the company in 2001.

Langer believes that to achieve its goal of becoming a global leader in the footcare industry we must incorporate new technologies into our processes. Langer is currently developing the next generation of scanners.

*Pictured right:*
*A) ScanCast 3D*
*B) Sporthotics®*
*C) Custom Orthotic Fabrication*
*D) Patented DressFlex™ High Heel Orthoti*
*E) Dynamic Control Orthosis (DCO)*
*F) Custom Orthotic Fabrication*


A


SPORTHOTICS
B


C


D


E


F







A



B



C



D

## A One Stop Shop for the Foot and Ankle

As more people become aware of lower extremity problems, the population ages and people's interest in athletics expands, we believe there is a convergence between the patients' need for care and the doctors' available therapies. By expanding our ancillary product selections, Langer is working to create a one-stop shop for lower extremity care.

Criteria for any Langer ancillary product is simple...items must provide high quality and advanced designs, true to the Langer brand. Langer's PPT® products have been an important part of the orthotic manufacturing and footcare industry since 1979. Today, by adding prefabricated foot orthoses, ankle braces, post operative shoes, therapeutic footwear and custom Birkenstock® sandals and clogs, Langer offers customers innovative comprehensive services. We continue to explore new products to determine if they complement our existing product lines and fit customers' needs.

*Pictured left:*
*A) Birkenstock® Footwear with Custom Footbeds*
*B) Benefoot Therapeutic Footwear Program*
*C) Contours™ Prefabricated Foot Orthosis*
*D) PPT® Sheet Materials*

## Selected Financial Data

| (in thousands, except per share data) | Year ended Dec. 31, 2002 | Ten months ended Dec. 31, 2001 | Year ended Feb. 28, 2001 | Year ended Feb. 29, 2000 | Year ended Feb. 28, 1999 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Consolidated Statement of Operations: | | | | | |
| Net sales | 18,677 | 10,936 | 12,072 | 11,572 | 10,734 |
| Change in control and restructuring expenses | – | – | (1,008) | – | – |
| Operating profit (loss) | (353) | 139 | (1,504) | (356) | 105 |
| Income (loss) before income taxes | (998) | 73 | (1,502) | (337) | 329 |
| Net income (loss) | (1,106) | 70 | (1,506) | (335) | 304 |
| Net income (loss) per common share: | | | | | |
| Basic | (.26) | .02 | (.58) | (.13) | .12 |
| Diluted | (.26) | .02 | (.58) | (.13) | .12 |
| Weighted average number of common shares: | | | | | |
| Basic | 4,246 | 3,860 | 2,583 | 2,571 | 2,584 |
| Diluted | 4,246 | 4,307 | 2,583 | 2,571 | 2,607 |

| | Dec. 31, 2002 | Dec. 31, 2001 | Feb. 28, 2001 | Feb. 29, 2000 | Feb. 28, 1999 |
|---|---|---|---|---|---|
| Consolidated Balance Sheets: | $ | $ | $ | $ | $ |
| Working capital | 10,569 | 16,655 | 757 | 1,715 | 2,423 |
| Total assets | 23,810 | 20,700 | 4,554 | 4,738 | 5,125 |
| Long-term liabilities (excluding current maturities) | 15,937 | 14,719 | 126 | 277 | 305 |
| Stockholders' equity | 3,112 | 3,866 | 1,599 | 2,536 | 2,934 |

## Management's Discussion and Analysis of Financial Condition and Results of Operation

### Critical Accounting Policies and Estimates

The Company's accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the most significant accounting estimates inherent in the preparation of the Company's consolidated financial statements include estimates associated with its determination of liabilities related to warranty activity and estimates associated with the Company's reserves with respect to collectibility of accounts receivable, allowances for sales returns, inventory valuations, and valuation allowance for deferred tax assets. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, and product mix. The Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

The warranty reserve at December 31, 2001 was $40,342. During the year ended December 31, 2002, the Company acquired an additional reserve of $80,000 relating to the Benefoot acquisition and charged $50,342 against the reserve for costs incurred to complete warranty repairs. The warranty reserve at December 31, 2002 was $70,000.

The allowance for doubtful accounts at December 31, 2001 was $43,269. During the year ended December 31, 2002 the Company added $88,348 to the allowance based upon increased net sales and it's review of the accounts receivable aging. The Company wrote off $6,682 in uncollectible accounts. The allowance for doubtful accounts at December 31, 2002 was $124,935.

The sales returns and allowances at December 31, 2001 was $20,944. During the year ended December 31, 2002 the Company added $7,056 in current expense charges to the allowance based upon the increased net sales and it's review of sales return and allowance trends during the year. The sales returns and allowance at December 31, 2002 was $28,000.

The inventory reserve for obsolete inventory at December 31, 2001 was $213,906. During the year ended December 31, 2002 the Company added $14,017 of additional reserves and wrote off $7,518 in obsolete inventory which was disposed of during the year. The Company reviewed its inventory levels and aging and determined that it did not need to provide additions to the reserve. The inventory reserve for obsolete inventory at December 31, 2002 was $220,405.

The valuation allowance relating to deferred tax assets was $1,570,761 at December 31, 2001 which represented a full allowance against all deferred tax assets. During the year ended December 31, 2002, the deferred tax asset and related valuation allowance increased by $837,480 to $2,408,241 at December 31, 2002. The Company believes a full valuation allowance is required because it is more likely than not that these deferred tax assets will not be recognized.

**Results of Operations:**

The following table presents the results for the year ended December 31, 2002, the comparable unaudited pro forma results for the year ended December 31, 2001 and the comparable results for the year ended February 28, 2001. For comparative purposes the unaudited pro forma results of operations for the twelve months ended December 31, 2001 have been derived from the previously reported results for the ten months ended December 31, 2001 plus the results for the two months ended February 28, 2001, and are unaudited.

| | | Year ended | |
|---|---|---|---|
| | **December 31, 2002** | December 31, 2001 | February 28, 2001 |
| | | (unaudited) | |
| Net sales | **$18,676,503** | $12,782,366 | $12,072,004 |
| Cost of sales | **11,962,104** | 8,503,020 | 8,292,850 |
| Gross profit | **6,714,399** | 4,279,346 | 3,779,154 |
| Selling expenses | **3,151,205** | 1,623,259 | 2,011,390 |
| Research and development expenses | **164,872** | 182,497 | 252,345 |
| General and administrative expenses | **3,751,295** | 2,768,134 | 2,010,905 |
| Change in control expenses | **-** | 795,667 | 1,008,081 |
| Income (loss) from operations | **(352,973)** | (1,090,211) | (1,503,567) |
| Other income (expense): | | | |
| Interest income | **214,481** | 86,614 | 3,440 |
| Interest expense | **(636,393)** | (112,696) | (20,062) |
| Other | **(223,478)** | (42,367) | 18,329 |
| Other income (expense), net | **(645,390)** | (68,449) | 1,707 |
| Income (loss) before income taxes | **(998,363)** | (1,158,660) | (1,501,860) |
| Provision for income taxes | **107,294** | 3,118 | 4,527 |
| Net income (loss) | **$(1,105,657)** | $ (1,161,778) | $ (1,506,387) |

Net sales for the year ended December 31, 2002 were $18,676,503 as compared to $12,782,366 for the comparable unaudited pro forma year ended December 31, 2001 and $12,072,004 for the year end February 28, 2001. Net sales attributable to the Benefoot acquisition approximated $4,899,000 for the year ended December 31, 2002. Net sales exclusive of net sales attributable to the Benefoot acquisition increased approximately $995,000 primarily as a result of increased net sales of custom orthotic products offset slightly by a decline in distributed products. The increase in net sales for the unaudited pro forma year ended December 31, 2001 as compared to the year ended February 28, 2001 resulted from an increase in orthotic net sales partially offset by a decrease in net sales of distributed products.

Net sales of orthotic products were $14,668,572 for the year ended December 31, 2002 as compared to $11,422,835 for the comparable unaudited pro forma year ended December 31, 2001 and $10,335,852 for the year ended February 28, 2001. Net sales of custom orthotic products attributable to the Benefoot acquisition approximated $2,702,000 for the year ended December 31, 2002. Net sales of custom orthotic products exclusive of net sales attributable to the Benefoot acquisition increased approximately $544,000 or 4.8% primarily as a result of increased sales in the Company's base business. The increase in net sales for the unaudited pro forma year ended December 31, 2001 as compared to the year ended February 28, 2001 was principally due to increased unit volume resulting from increased turnaround time and increased results from sales representatives in both the Company's United States and United Kingdom operations.

Net sales of distributed products were $4,007,931 for the year ended December 31, 2002 as compared to $1,359,531 for the comparable unaudited pro forma year ended December 31, 2001 and $1,736,152 for the year ended February 28, 2001. Net sales of distributed products attributable to the Benefoot acquisition approximated $2,197,000 for the year ended December 31, 2002. Net sales of distributed products exclusive of net sales attributable to the Benefoot acquisition increased approximately $451,000 as a result of increases in sales of PPT and our distributed products. The decrease in net sales of distributed products for the unaudited pro forma year ended December 31, 2001 as compared to the year ended February 28, 2001 was principally due to lower sales of PPT® in the United States operations.

Gross profit as a percentage of net sales was 35.9% for the year ended December 31, 2002 as compared to 33.5% for the unaudited pro forma year ended December 31, 2001 and 31.3% for the year ended February 28, 2001. Gross profit for 2002 improved primarily as a result of improvements in efficiencies in the manufacturing process, reductions in overhead costs and increased sales. Gross profit for the pro forma year ended December 31, 2001 improved as compared to the year ended February 28, 2001 primarily as a result of efficiencies in manufacturing costs which resulted in reduced overhead costs.

Selling expenses were $3,151,205 or 16.9% of net sales for the year ended December 31, 2002 as compared to $1,623,259 or 12.7% of net sales for the unaudited pro forma year ended December 31, 2001 and $2,011,390 or 16.7% of net sales for the year ended February 28, 2001. Selling expenses in the 2002 year increased over the comparable pro forma 2001 year due to the effect of the Benefoot acquisition, increased salaries and related costs for the investments made in improving our sales and marketing infrastructure, and increased promotional activity. Selling expenses for the 2001 pro forma year decreased slightly due to efficiencies and cost reductions instituted subsequent to the change of control in February 2001.

General and administrative expenses were $3,751,295 or 20% of net sales for the year ended December 31, 2002 as compared to $2,768,134 or 21.7% of net sales for the unaudited pro forma year ended December 31, 2001 and $2,010,905 or 16.7% of net sales for the year ended February 28, 2001. General and administrative expenses increased in the year ended December 31, 2002 as compared to the pro forma year ended December 31, 2001 as a result of increased cost of salaries as we strengthened our infrastructure, costs attributable to the Company's incentive plan and costs attributable to the integration of the Benefoot acquisition. General and administrative costs as a percentage of sales decreased to 20% as a result of the increase in sales primarily attributable to the Benefoot acquisition. General and administrative costs for the pro forma year ended December 31, 2001 increased primarily as a result of higher salary costs, implementation of the Company's incentive plan, increased consulting fees and higher bank fees due to increased credit card sales. These expenses were necessary as the Company expanded its infrastructure in anticipation of executing the Company's internal growth and acquisition strategy.

Other income (expense) was $(645,390) for the year ended December 31, 2002 as compared to $(68,449) for the unaudited pro forma year ended December 31, 2001 and $1,707 for the year ended February 28, 2001. The increase in other expense is attributable to interest expense and amortization of financing costs on the 4% convertible subordinated notes issued on October 31, 2001 and the 4% Notes issued in connection with the acquisition of Benefoot on May 6, 2002 offset in part by interest earned from overnight investment of cash. The increase in expense for the pro forma year ended December 31, 2001 as compared to the year ended February 28, 2001 resulted from an increase in interest expense attributable to the 4% convertible subordinated debentures issued on October 31, 2001 offset in part by interest earned from overnight investment of cash.

### Liquidity and Capital Resources

Working capital as of December 31, 2002 was $10,568,549 as compared to $16,655,179 at December 31, 2001. Cash balances at December 31, 2002 were $9,411,710, a decrease of $6,385,212 from December 31, 2001. The decline in working capital and cash is attributable to the acquisition of Benefoot. Intangible assets and goodwill acquired amounted to approximately $6,616,000.

On October 31, 2001, the Company sold $14,589,000 of its 4% convertible subordinated notes, due August 31, 2006, in a private placement (the "Notes"). The Notes are convertible into the Company's common stock at a conversion price of $6.00 per share and are subordinated to all existing or future senior indebtedness of the Company. The Company received net proceeds of $13,668,067 from this offering. The costs of raising these proceeds, including placement and legal fees, was $920,933, which is being amortized over the life of the Notes. The amortization of these costs for the year ended December 31, 2002 and for the ten-month period ended December 31, 2001 was $193,105 and $30,698, respectively. Interest is payable semi-annually on the last date in June and December. Interest expense for the year ended December 31, 2002 and the ten months ended December 31, 2001 on these Notes was $583,560 and $97,260, respectively.

The Company issued $1,800,000 in Promissory Notes in connection with the acquisition of Benefoot. $1,000,000 of the notes is due on May 6, 2003 and the balance is due on May 6, 2004. Interest expense from the date of acquisition was $47,200.

Certain of the Company's facilities and equipment are leased under noncancellable operating leases. The following is a schedule, by fiscal year, of future minimum rental payments required under current operating leases as of December 31, 2002:

| *Fiscal year ending December 31:* | *Amount* |
|---|---|
| 2003 | $505,000 |
| 2004 | $473,000 |
| 2005 | $200,000 |
| 2006 and thereafter | $ 10,000 |

The Company may finance acquisitions of other companies or product lines in the future from existing cash balances, from borrowings from institutional lenders, and/or the public or private offerings of debt or equity securities. Management believes that its existing cash balances will be adequate to meet the Company's cash needs during the fiscal year ending December 31, 2003.

The Company's United Kingdom subsidiary maintains a line of credit with a local bank in the amount of 50,000 British pounds, which is guaranteed by the Company pursuant to a standby Letter of Credit. If this credit facility, which has been renewed through February 2004, would not be available, the Company believes it can readily find a suitable replacement or the Company would supply the necessary capital.

### Inflation

The Company has in the past been able to increase the prices of its products or reduce overhead costs sufficiently to offset the effects of inflation on wages, materials and other expenses, and anticipates that it will be able to continue to do so in the future.

### Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 applies prospectively to all business combinations initiated after June 30, 2001, and all business combinations accounted using the purchase method for which the date of acquisition is July 1, 2001, or later. This statement requires all business combinations to be accounted for using one method, the purchase method. Under previously existed accounting rules, business combinations were accounted for using one of two methods, pooling-of-interests method or the purchase method. As of January 1, 2002 the Company adopted the provisions of SFAS No. 141. Accordingly, the Company accounted for it's acquisition of Benefoot under the purchase method accounting.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. As of January 1, 2002 the Company adopted the provisions of SFAS No. 142. Therefore, goodwill and certain identifiable intangible assets with indefinite lives have not been amortized and will be reviewed for impairment on an annual basis.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. As of January 1, 2002 the Company adopted the provisions of SFAS No. 144. The adoption of SFAS No. 144 did not have a significant impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002. The remainder of the statement is generally effective for transactions occurring after May 15, 2002 with earlier application encouraged. The Company does not expect the adoption of SFAS No. 145 to have a material impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities. This statement includes the restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)," costs related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated- nullifying the guidance under EITF 94-3. Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The Company does not believe that the adoption of SFAS No. 146 will have a material effect on its consolidated financial statements.

In November 2002, the FASB issued Financial Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations and under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statement periods ending after December 15, 2002. The Company has included the required disclosures under FIN 45 in the notes to the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation-Transitions and Disclosure- an amendment of FASB Statements No. 123." This amendment provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will continue to account for it's stock based awards using the intrinsic value method and has disclosed the required information under SFAS No. 148 in the Notes to the consolidated financial statements.

In 2002, the Company adopted the provision of Emerging Issues Task Force ("EITF") Consensus No. 00-10 "Accounting for Shipping and Handling Fees and Costs," which addresses the income statement classification for shipping and handling fees. In accordance with EITF 00-10, net sales and cost of sales have been increased by $407,445 and $429,852 for the ten months ended December 31, 2001 and the year ended February 28, 2001, respectively. Net sales and cost of sales have been restated from previously issued reports. The change in classification had no impact on the Company's consolidated results of operations, cash flows or financial position.

**Certain Factors That May Affect Future Results**

Information contained or incorporated by reference in the annual report on Form 10-K, in other SEC filings by the Company, in press releases, and in presentations by the Company or its management, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "intends," "estimates," "projects," "could," "may," "will," "should," or "anticipates" or the negative thereof, other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that future results covered by the forward-looking statements will be achieved, and other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements. Such forward-looking statements include, but are not limited to, those relating to the Company's financial and operating prospects, future opportunities, the Company's acquisition strategy and ability to integrate acquired companies and assets, outlook of customers, and reception of new products, technologies, and pricing. In addition, such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Also, the Company's business could be materially adversely affected and the trading price of the Company's common stock could decline if any such risks and uncertainties develop into actual events. The Company undertakes no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date of the Form 10-K or to reflect the occurrence of unanticipated events.

# Consolidated Balance Sheets

| | December 31, 2002 | 2001 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ 9,411,710 | $15,796,922 |
| Accounts receivable, net of allowance for doubtful accounts of approximately $124,935 and $43,269, respectively | 2,937,340 | 1,646,696 |
| Inventories, net (Note 3) | 2,353,153 | 1,141,151 |
| Prepaid expenses and other | 627,154 | 185,740 |
| Total current assets | 15,329,357 | 18,770,509 |
| Property and equipment, net (Note 4) | 943,893 | 701,996 |
| Identifiable intangible assets, net (Note 2) | 3,313,413 | – |
| Goodwill | 3,186,386 | – |
| Other assets (Notes 8 and 11) | 1,037,105 | 1,227,741 |
| Total assets | $23,810,154 | $20,700,246 |
| Liabilities and stockholders' equity | | |
| Current liabilities: | | |
| Current maturities of long-term debt (Note 6) | $ 1,000,000 | $ – |
| Accounts payable | 1,235,598 | 429,531 |
| Other current liabilities (Notes 5 and 12) | 1,864,344 | 1,224,444 |
| Unearned revenue (Note 1) | 660,866 | 461,355 |
| Total current liabilities | 4,760,808 | 2,115,330 |
| Long-term debt (Note 6) | 15,389,000 | 14,589,000 |
| Unearned revenue (Note 1) | 162,455 | 113,740 |
| Accrued pension expense (Note 11) | 209,539 | – |
| Other (Note 12) | 176,138 | 15,967 |
| Total liabilities | 20,697,940 | 16,834,037 |
| Commitments and contingencies (Note 7) | – | – |
| Stockholders' equity (Note 9): | | |
| Common stock, $.02 par value. Authorized 50,000,000 and 10,000,000 shares; issued 4,336,744 and 4,268,022 shares, respectively | 86,735 | 85,361 |
| Additional paid-in capital | 12,825,237 | 12,258,724 |
| Accumulated deficit | (9,153,669) | (8,048,012) |
| Accumulated other comprehensive loss (Note 11) | (530,632) | (314,407) |
| | 3,227,671 | 3,981,666 |
| Treasury stock at cost, 67,100 shares | (115,457) | (115,457) |
| Total stockholders' equity | 3,112,214 | 3,866,209 |
| Total liabilities and stockholders' equity | $23,810,154 | $20,700,246 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Operations

| | Year ended December 31, 2002 | Ten months ended December 31, 2001 | Year ended February 28, 2001 |
|---|---|---|---|
| Net sales | $18,676,503 | $10,936,112 | $12,072,004 |
| Cost of sales | 11,962,104 | 6,934,402 | 8,292,850 |
| Gross profit | 6,714,399 | 4,001,710 | 3,779,154 |
| Selling expenses | 3,151,205 | 1,294,991 | 2,011,390 |
| Research and development expenses | 164,872 | 142,192 | 252,345 |
| General and administrative expenses | 3,751,295 | 2,425,177 | 2,010,905 |
| Change in control and restructuring expenses (Note 8) | - | - | 1,008,081 |
| Operating income (loss) | (352,973) | 139,350 | (1,503,567) |
| Other income (expense): | | | |
| Interest income | 214,481 | 86,635 | 3,440 |
| Interest expense | (636,393) | (108,148) | (20,062) |
| Other | (223,478) | (44,440) | 18,329 |
| Other (expense) income, net | (645,390) | (65,953) | 1,707 |
| Income (loss) before income taxes | (998,363) | 73,397 | (1,501,860) |
| Provision for income taxes (Note 12) | 107,294 | 3,118 | 4,527 |
| Net income (loss) | $ (1,105,657) | $ 70,279 | $ (1,506,387) |
| Weighted average number of common shares used in computation of net income (loss) per share: | | | |
| Basic | 4,245,711 | 3,860,167 | 2,582,615 |
| Diluted | 4,245,711 | 4,306,536 | 2,582,615 |
| Net income (loss) per common share: | | | |
| Basic | $ (.26) | $ .02 | $ (.58) |
| Diluted | $ (.26) | $ .02 | $ (.58) |

*See accompanying notes to consolidated financial statements*

# Consolidated Statements of Stockholders' Equity

| | Common Stock | | | | | Accumulated Other Comprehensive Income (Loss) | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Treasury stock | Additional paid-in capital | Accumulated deficit | Foreign currency translation | Minimum pension liability | Comprehensive income | Total stockholders' equity |
| Balance at March 1, 2000: | 2,640,281 | $52,806 | $(136,193) | $ 6,325,880 | $(3,405,904) | $(47,507) | $(252,759) | – | $ 2,536,323 |
| Net loss | | | | | (1,506,387) | | | $(1,506,387) | |
| Foreign currency adjustment | | | | | | (5,227) | | (5,227) | |
| Minimum pension liability adjustment | | | | | | | (4,964) | (4,964) | |
| Total comprehensive (loss) | | | | | | | | $(1,516,578) | (1,516,578) |
| Issuance of stock | 147,541 | 2,951 | | 222,049 | | | | | 225,000 |
| Issuance of shares from treasury | | | 100,949 | | | | | | 100,949 |
| Non-cash dividend | | | | 3,206,000 | (3,206,000) | | | | - |
| Treasury stock acquired | | | (80,213) | | | | | | (80,213) |
| Issuance of stock options for consulting services | | | | 245,000 | | | | | 245,000 |
| Exercise of stock options | 61,200 | 1,224 | | 87,626 | | | | | 88,850 |
| Balance at February 28, 2001: | 2,849,022 | 56,981 | (115,457) | 10,086,555 | (8,118,291) | (52,734) | (257,723) | | 1,599,331 |
| Net income for ten months ended December 31, 2001 | | | | | 70,279 | | | $ 70,279 | |
| Foreign currency adjustment | | | | | | (53) | | (53) | |
| Minimum pension liability adjustment | | | | | | | (3,897) | (3,897) | |
| Total comprehensive income | | | | | | | | $ 66,329 | 66,329 |
| Issuance of stock | 1,400,000 | 28,000 | | 2,107,000 | | | | | 2,135,000 |
| Exercise of stock options | 19,000 | 380 | | 30,183 | | | | | 30,563 |
| Issuance of stock options for consulting services | | | | 8,243 | | | | | 8,243 |
| Compensation expense to accelerate stock options | | | | 26,743 | | | | | 26,743 |
| Balance at December 31, 2001: | 4,268,022 | 85,361 | (115,457) | 12,258,724 | (8,048,012) | (52,787) | (261,620) | | 3,866,209 |
| Net loss | | | | | (1,105,657) | | | $(1,105,657) | |
| Foreign currency adjustment | | | | | | 26,570 | | 26,570 | |
| Minimum pension liability adjustment | | | | | | | (242,795) | (242,795) | |
| Total comprehensive (loss) | | | | | | | | $(1,321,882) | (1,321,882) |
| Issuance of stock to purchase business | 64,895 | 1,298 | | 528,214 | | | | | 529,512 |
| Issuance of stock and exercise of stock options | 3,827 | 76 | | 11,729 | | | | | 11,805 |
| Issuance of stock options for consulting services | | | | 6,513 | | | | | 6,513 |
| Compensation expense to accelerate stock options | | | | 20,057 | | | | | 20,057 |
| Balance at December 31, 2002 | 4,336,744 | $86,735 | $(115,457) | $12,825,237 | $(9,153,669) | $(26,217) | $(504,415) | | $ 3,112,214 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

| | Year ended December 31, 2002 | Ten months ended December 31, 2001 | Year ended February 28, 2001 |
|---|---|---|---|
| Cash Flows From Operating Activities: | | | |
| Net income (loss) | $ (1,105,657) | $ 70,279 | $(1,506,387) |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: | | | |
| Depreciation and amortization | 648,215 | 254,921 | 301,902 |
| Compensation expense for options acceleration | 20,057 | 26,743 | – |
| Provision for doubtful accounts receivable | 88,348 | 15,015 | 19,000 |
| Deferred income taxes | 79,606 | 7,181 | 976 |
| Issuance of stock and stock options for consulting services | 11,755 | 8,243 | 245,000 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (533,849) | (116,976) | (262,412) |
| Inventories | (519,701) | (166,021) | 206,813 |
| Prepaid expenses and other assets | (389,302) | (932,588) | 26,106 |
| Accounts payable and other current liabilities | 356,231 | (168,549) | 367,861 |
| Unearned revenue and other liabilities | (10,175) | 28,416 | (59,445) |
| Net cash (used in) operating activities | (1,354,472) | (973,336) | (660,586) |
| Cash Flows From Investing Activities: | | | |
| Purchase of fixed assets | (333,697) | (271,693) | (49,381) |
| Purchase of business, net of cash acquired | (4,703,606) | – | (145,138) |
| Net cash (used in) investing activities | (5,037,303) | (271,693) | (194,519) |
| Cash Flows From Financing Activities: | | | |
| Proceeds from the exercise of stock options | 6,563 | 30,563 | 88,850 |
| Issuance of common stock for purchase of business | – | – | 65,139 |
| Proceeds from issuance of debt | – | 14,589,000 | 500,000 |
| Payments on debt | – | (581,458) | (28,750) |
| Issuance of shares from option exercise | – | 2,135,000 | – |
| Treasury stock (acquired) issued | – | – | (80,213) |
| Issuance of common stock | – | – | 260,810 |
| Net cash provided by financing activities | 6,563 | 16,173,105 | 805,836 |
| Net (decrease) increase in cash and cash equivalents | (6,385,212) | 14,928,076 | (49,269) |
| Cash and cash equivalents at beginning of period | 15,796,922 | 868,846 | 918,115 |
| Cash and cash equivalents at end of period | $ 9,411,710 | $ 15,796,922 | $ 868,846 |
| Supplemental Disclosures of Cash Flow Information | | | |
| Cash paid during the period for: | | | |
| Interest | $ 636,393 | $ 110,548 | $ 17,663 |
| Income taxes | $ – | $ – | $ 2,348 |

*See accompanying notes to consolidated financial statements.*

## (1) Summary of Significant Accounting Policies

### *(a) Change in Name and Fiscal Year End and State of Incorporation*

At the Company's July 17, 2001 annual meeting, the shareholders approved changing the name of the Company from The Langer Biomechanics Group, Inc. to Langer, Inc. Additionally, the stockholders approved changing the fiscal year end from February 28 to December 31 of each year. At the Company's June 27, 2002 annual meeting, the shareholders approved changing the state of incorporation from New York to Delaware.

### *(b) Description of the Business*

The Company is a leading orthotics products company specializing in the designing, manufacturing, distributing and marketing of high quality foot and gait-related biomechanical products. The Company's diversified range of products is comprised of (i) custom orthotic devices ordered by licensed medical practitioners and (ii) distribution of pre-fabricated orthopedic rehabilitation and recovery devices and related devices sold to a patient by licensed medical practitioners.

### *(c) Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of Langer, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

### *(d) Revenue Recognition*

Revenue from the sale of the Company's products is recognized at shipment. Revenues derived from extended warranty contracts relating to sales of orthotics are recorded as deferred revenue and recognized over the lives of the contracts (24 months) on a straight-line basis.

### *(e) Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments purchased with a maturity of three months or less to be cash equivalents (money market funds and short-term commercial paper).

### *(f) Inventories*

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

### *(g) Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method. The lives on which depreciation and amortization are computed are as follows:

| | |
|---|---|
| Office furniture and equipment | 3-10 years |
| Computer equipment and software | 3-5 years |
| Machinery and equipment | 5-10 years |
| Leasehold improvements | lesser of 5 years or life of lease |
| Automobiles | 3-5 years |

The Company reviews long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. If an impairment loss is required, the amount of such loss is equal to the excess of the carrying value of the impaired asset over its fair value.

### *(h) Income Taxes*

The Company accounts for income taxes in accordance with SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

### *(i) Net Income (Loss) Per Share*

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options, warrants and convertible subordinated notes) outstanding during the period, except where the effect would be antidilutive, computed in accordance with the treasury stock method.

### *(j) Foreign Currency Translation*

Assets and liabilities of the foreign subsidiary have been translated at year-end exchange rates, while revenues and expenses have been translated at average exchange rates in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive loss in stockholders' equity.

### *(k) Reclassifications*

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

### *(l) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(m) Fair Value of Financial Instruments*

At December 31, 2002 and 2001 the carrying amount of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximated fair value because of their short-term maturity. The carrying value of long-term debt at December 31, 2002 and 2001 also approximated fair value based on borrowing rates currently available to the Company for debt with similar terms.

### *(n) Internal Use Software*

In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", the Company capitalizes internal-use software costs upon the completion of the preliminary project stage and ceases capitalization when the software project is substantially complete and ready for its intended use. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, but in no event more than four years.

### *(o) Derivative Financial Instruments*

As of March 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. As a result of adopting SFAS No. 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in stockholders' equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting or, if so, whether it qualifies as a fair value or cash flow hedge. Generally, the changes in the fair value of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged item that relate to the hedged risks. Changes in the fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income. To date, the Company has not entered into any derivative financial instruments. The adoption of SFAS No. 133 did not have a material impact on the results reported in the consolidated financial statements.

*(p) Stock Options*

At December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

| | Periods ended December 31, 2002 | December 31, 2001 | February 28, 2001 |
|---|---|---|---|
| Net income (loss) – as reported | **$(1,105,657)** | $ 70,279 | $(1,506,387) |
| Deduct: | | | |
| Total stock-based employee compensation expense determined under fair value basis method for all awards, net of tax | **(78,695)** | (67,263) | (327,545) |
| Pro forma net income (loss) | **$(1,184,352)** | $ 3,016 | $(1,833,932) |
| Earnings Per Share: | | | |
| Basic – as reported | **$ (.26)** | $ .02 | $ (.58) |
| Basic – pro forma | **$ (.28)** | $ .00 | $ (.71) |
| Diluted- as reported | **$ (.26)** | $ .02 | $ (.58) |
| Diluted- pro forma | **$ (.28)** | $ .00 | $ (.71) |

*(q) Recently Issued Accounting Pronouncements*

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 applies prospectively to all business combinations initiated after June 30, 2001, and all business combinations accounted using the purchase method for which the date of acquisition is July 1, 2001, or later. This statement requires all business combinations to be accounted for using one method, the purchase method. Under previously existed accounting rules, business combinations were accounted for using one of two methods, pooling-of-interests method or the purchase method. As of January 1, 2002 the Company adopted the provisions of SFAS No. 141. Accordingly, the Company accounted for it's acquisition of Benefoot under the purchase method of accounting.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. As of January 1, 2002 the Company adopted the provisions of SFAS No. 142. Therefore, goodwill and certain identifiable intangible assets with indefinite lives have not been amortized and will be reviewed for impairment on an annual basis.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. As of January 1, 2002 the Company adopted the provisions of SFAS No. 144. The adoption of SFAS No. 144 did not have a significant impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002. The remainder of the statement is generally effective for transactions occurring after May 15, 2002 with earlier application encouraged. The Company does not expect the adoption of SFAS No. 145 to have a material impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities. This statement includes the restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)," costs related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated- nullifying the guidance under EITF 94-3. Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The Company does not believe that the adoption of SFAS No. 146 will have a material effect on its consolidated financial statements.

In November 2002, the FASB issued Financial Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statement periods ending after December 15, 2002. The Company has included the required disclosures under FIN 45 in the notes to the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation-Transitions and Disclosure- an amendment of FASB Statements No. 123." This amendment provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will continue to account for it's stock based awards using the intrinsic value method and has disclosed the required information under SFAS No. 148 in the notes to the consolidated financial statements.

In 2002, the Company adopted the provision of Emerging Issues Task Force ("ETIF") Consensus No. 00-10 "Accounting for Shipping and Handling Fees and Costs," which addresses the income statement classification for shipping and handling fees. In accordance with EITF 00-10, net sales and cost of sales have been increased by $407,445 and $429,852 for the ten months ended December 31, 2001 and the year ended February 28, 2001, respectively. Net sales and cost of sales have been restated from previously issued reports. The change in classification had no impact on the Company's consolidated results of operations, cash flows or financial position.

## (2) Acquisition

On May 6, 2002 the Company, through a wholly-owned subsidiary, acquired substantially all of the assets and liabilities of each of Benefoot, Inc. and Benefoot Professional Products, Inc. (jointly, "Benefoot"), pursuant to the terms of an asset purchase agreement (the "Asset Purchase Agreement"). The assets acquired include machinery and equipment, other fixed assets, inventory, receivables, contract rights, and intangible assets.

In connection with the acquisition, the Company paid consideration of $6.1 million, of which $3.8 million was paid in cash, $1.8 million was paid through the issuance of promissory notes (the "Promissory Notes") and $.5 million was paid by issuing 61,805 shares of common stock (the "Shares"), together with certain registration rights. The Shares were valued based upon the market price of the Company's common stock two days before, two days after and on the day the acquisition was announced. $1.0 million of the Promissory Notes is due on May 6, 2003 and the balance is due on May 6, 2004. The Promissory Notes bear interest at 4%. The Company also assumed certain liabilities of Benefoot, including approximately $300,000 of long-term indebtedness. The Company also agreed to pay Benefoot up to an additional $1,000,000 upon satisfaction of certain performance targets on or prior to May 6, 2004. The Company funded the entire cash portion of the purchase price through working capital generated principally through the prior sale of the Company's 4% convertible subordinated notes due August 31, 2006.

In connection with the Asset Purchase Agreement, the Company entered into an employment agreement with each of two former shareholders of Benefoot, each having a term of two years and providing for an annual base salary of $150,000 and benefits, including certain severance arrangements. One of these shareholders subsequently terminated his employment agreement with the Company. As a result, the Company accrued $94,000 for termination costs. The Company also entered into an agreement with Sheldon Langer as a medical consultant providing for an annual fee of $45,000 and a one-time grant of 3,090 shares of common stock, together with certain registration rights. The allocation of the purchase price among the assets acquired and liabilities assumed is based on the Company's valuation of the fair value of the assets and liabilities of Benefoot.

The following table sets forth the components of the estimated purchase price:

| | |
|---|---:|
| Cash consideration | $3,800,351 |
| Benefoot long-term debt paid at closing | 307,211 |
| Total cash paid at closing | 4,107,562 |
| Promissory note issued | 1,800,000 |
| Common stock issued | 529,512 |
| Transaction costs | 821,997 |
| Total purchase price | $7,259,071 |

The following table provides the allocation of the purchase price:

| | |
|---|---:|
| **Assets:** | |
| Cash and cash equivalents | $ 225,953 |
| Accounts receivables | 806,370 |
| Inventories | 660,559 |
| Prepaid expenses and other | 76,973 |
| Property and equipment | 223,398 |
| Goodwill | 3,186,386 |
| Identified intangible assets | 3,430,000 |
| Other assets | 6,162 |
| | 8,615,801 |
| **Liabilities:** | |
| Accounts payable | 647,873 |
| Accrued liabilities | 389,400 |
| Unearned revenue | 210,355 |
| Long term debt & other liabilities | 109,102 |
| | 1,356,730 |
| Total purchase price | $7,259,071 |

In accordance with the provisions of SFAS No. 142, the Company will not amortize goodwill and intangible assets with indefinite lives (trade names with an estimated fair value of $1,600,000) recorded in this acquisition.

Identifiable intangible assets consisted of:

| Assets | Amortization Period | Value | Amortization expense for year ended December 31, 2002 | Net Carrying Value |
|---|---|---:|---:|---:|
| Trade names | indefinite | $1,600,000 | $ – | $1,600,000 |
| Non-competition agreements | 7 years | 230,000 | 21,483 | 208,517 |
| License agreements and related technology | 11 years | 1,600,000 | 95,104 | 1,504,896 |
| | | $3,430,000 | $116,587 | $3,313,413 |

Pro forma information presented as if the acquisition had occurred on January 1, 2002 and March 1, 2001, respectively is:

| | 2002 | 2001 |
|---|---|---|
| Net sales | $21,177,198 | $17,324,253 |
| Income (loss) before taxes | $ (900,413) | $ 342,236 |

Effective April 5, 2000, the Company purchased the remaining 25% interest, which it did not previously own, in its Langer Biomechanics Group (UK) Limited subsidiary for $80,000 cash and the issuance of 40,000 shares of common stock from treasury. Such shares were valued at $65,139, representing the market value of the Company's common stock at the date of the transaction. The transaction was accounted for as a purchase and the excess cost over the fair value of net assets acquired (including legal and accounting fees) was being amortized on a straight-line basis over a ten-year period. Amortization expense for the ten months ended December 31, 2001 was $23,438 and for the year ended February 28, 2001 was $7,300.

### (3) Inventories, net

Inventories, net consisted of the following:

| | December 31, 2002 | 2001 |
|---|---|---|
| Raw materials | $1,224,136 | $ 994,186 |
| Work-in-process | 180,135 | 105,453 |
| Finished goods | 1,169,287 | 255,418 |
| | 2,573,558 | 1,355,057 |
| Less: allowance for excess and obsolescence | 220,405 | 213,906 |
| | $2,353,153 | $1,141,151 |

### (4) Property and Equipment, net

Property and equipment, net, is comprised of the following:

| | December 31, 2002 | 2001 |
|---|---|---|
| Office furniture and equipment | $ 537,238 | $1,572,383 |
| Computer equipment and software | 1,012,259 | 751,972 |
| Machinery and equipment | 533,124 | 1,082,297 |
| Leasehold improvements | 504,394 | 587,411 |
| Automobiles | 173 | 39,966 |
| | 2,587,188 | 4,034,029 |
| Less: accumulated depreciation | 1,643,295 | 3,332,033 |
| | $ 943,893 | $ 701,996 |

Depreciation and amortization expense, relating to property and equipment, was $338,524 for the year ended December 31, 2002, $254,921 for the ten months ended December 31, 2001, and $301,902 for the year ended February 28, 2001.

### (5) Other Current Liabilities

Other current liabilities consisted of the following:

| | December 31, 2002 | 2001 |
|---|---|---|
| Accrued payroll and related payroll taxes | $ 705,376 | $ 495,216 |
| Sales credits payable | 185,118 | 110,683 |
| Accrued professional fees | 148,250 | 267,651 |
| Accrued health and welfare | 170,000 | 51,570 |
| Other | 655,600 | 299,324 |
| | $1,864,344 | $1,224,444 |

### (6) Long -Term Debt

On October 31, 2001, the Company completed the sale of $14,589,000 principal amount of its 4% convertible subordinated notes due August 31, 2006 (the "Notes"), in a private placement. The Notes are convertible into shares of the Company's common stock at a conversion price of $6.00 per share (equal to the market value of the Company's stock on October 31, 2001), subject to anti-dilution protections and are subordinated to existing or future senior indebtedness of the Company. Among other provisions, the Company may, at its option, call, prepay, redeem, repurchase, convert or otherwise acquire (collectively, "Call") the Notes, in whole or in part, (1) after August 31, 2003 or (2) at any time if the closing price of the Company's common stock equals or exceeds $9.00 per share for at least ten consecutive trading days. If the Company elects to Call any of the Notes, the holders of the Notes may elect to convert the Notes for the Company's common stock. Interest is payable semi-annually on the last day of June and December. Interest expense for the year ended December 31, 2002 was $583,560 and for the ten months ended December 31, 2001 was $97,260.

The Company received net proceeds of $13,668,067 from the offering of the Notes. The cost of raising these proceeds including placement and legal fees was $920,933, and is being amortized over the life of the Notes. The amortization of these costs for the year ended December 31, 2002 was $193,105 and for the ten months ended December 31, 2001 was $30,698.

The Company issued $1,800,000 in 4% Promissory Notes in connection with the acquisition of Benefoot. $1,000,000 of the notes is due on May 6, 2003 and the balance is due on May 6, 2004. Interest expense from the date of acquisition was $47,200.

### (7) Commitments and Contingencies

*(a) Leases*

Certain of the Company's facilities and equipment are leased under noncancellable operating leases. Rental expense amounted to $500,558 for the year ended December 31, 2002, $405,117 for the ten months ended December 31, 2001 and $496,401 and for the year ended February 28, 2001.

Future minimum rental payments required under current operating leases are:

| | |
|---|---|
| 2003 | $505,000 |
| 2004 | $473,000 |
| 2005 | $200,000 |
| 2006 and thereafter | $ 10,000 |

*(b) Royalties*

The Company has entered into several agreements with licensors, consultants and suppliers, which require the Company to pay royalty fees relating to the sale of certain products. Royalties in the aggregate under these agreements totaled $43,865 for the year ended December 31, 2002, $51,532 for the ten months ended December 31, 2001, and $79,138 for the fiscal year ended February 28, 2001.

### (8) Change in Control and Restructuring Expenses

Effective February 13, 2001, Andrew H. Meyers, Greg Nelson and Langer Partners LLC, and its designees ("Offerors"), acquired a controlling interest in the Company when they purchased 1,362,509 validly tendered shares of the Company at $1.525 per share, or approximately 51% of the then outstanding common stock of the Company, under the terms of a December 27, 2000 Tender Offer Agreement (the "Tender") under which the Offerors offered to purchase up to 75% of the Company's common stock. In order to provide the Company with adequate equity to maintain the Company's compliance with the listing requirements of the NASDAQ Small Cap Market and to enable the Company to finance its ongoing operations as well as potentially take advantage of opportunities in the marketplace and in order to induce the Offerors to enter into the Tender Offer Agreement, pursuant to its terms, the Offerors were granted 180 day options to purchase up to 1,400,000 shares of the Company's common stock, with an initial exercise price of $1.525 per share, rising up to $1.60 per share (the "Options"). These Options have been recorded as a non-cash dividend of $3,206,000, the fair market value of the Options on the date of grant. Upon the closing of the Tender, the Board of Directors of the Company resigned in favor of Andrew H. Meyers (President and Chief Executive Officer), Burtt Ehrlich (Chairman of the Board), Jonathan R. Foster, Greg Nelson and Arthur Goldstein. The Company issued 30,000 non-qualified options at $1.525 to each of the four new outside members of the Board of Directors in connection with their services as members of the Board.

In connection with the Tender and the resultant change in control, the Company recorded expenses of approximately $1,008,000 for the year ended February 28, 2001, which included legal fees of $263,000, valuation and consultant fees of $95,000, severance and related expenses for terminated employees and executives of approximately $236,000, and other costs directly attributable to the change in control of approximately $169,000. As part of the change in control, a consulting firm which is owned by the sole manager and voting member of Langer Partners LLC, a principal shareholder of the Company, was granted 100,000 fully vested stock options with an exercise price of $1.525 per share. Accordingly, the Company immediately recognized the fair value of the options of $245,000 as consulting fees, associated with these options. Additionally, the Company entered into a consulting agreement with this consulting firm, whereby the consulting firm would receive an annual fee of $100,000 for three years for services provided.

Upon closing of the Tender and the resultant change in control, the Company's existing revolving credit facility with a bank was terminated. In order to provide for the Company's short-term cash needs, in February 2001, the Company's Chief Executive Officer loaned the Company $500,000. As part of the change in control, new management determined that the Company required additional cash to potentially take advantage of opportunities in the marketplace. On February 13, 2001, three Directors of the Company purchased 147,541 restricted shares at $1.525 for total proceeds of $225,000.

On May 11, 2001, the Offerors fully exercised the Options at $1.525 per share for $2,135,000, which was invested in the Company. The Company's Chief Executive Officer, Andrew H. Meyers, converted the $500,000 loan plus accrued interest as partial proceeds toward the exercise of these Options.

## (9) Stock Options

The Company maintained a stock option plan for employees, officers, directors, consultants and advisors of the Company covering 550,000 shares of common stock (the "1992 Plan"). Options granted under the 1992 Plan are exercisable for a period of either five or ten years at an exercise price at least equal to 100 percent of the fair market value of the Company's common stock at the date of grant. Options become exercisable under various cumulative increments over a ten year period from date of grant. The Board of Directors has the discretion as to the persons to be granted options as well as the number of shares and terms of the option agreements. The expiration date of the plan is July 26, 2002. At the Company's July 17, 2001 annual meeting, the shareholders approved and adopted a new stock incentive plan for a maximum of 1,500,000 shares of common stock (the "2001 Plan"). In December 2000, 175,000 incentive stock options were granted to Andrew H. Meyers under the 1992 Plan and 80,000 incentive options were granted to Steven Goldstein under the 1992 Plan.

The Company has also granted non-qualified stock options. These options are generally exercisable for a period of five or ten years and are issued at a price equal to or lower than the fair market value of the Company's common stock at the date of grant. On February 13, 2001, the Company granted 30,000 non-qualified stock options, at an exercise price of $1.525 per share, to each of the Company's four outside directors under the 2001 Plan and 100,000 options to a consulting firm, which is owned by the sole manager and voting member of Langer Partners LLC, a principal shareholder of the Company (see Note 8).

Options granted under both the 1992 Plan and the 2001 Plan do not include the 1,400,000 Options granted pursuant to the Tender Offer Agreement in connection with the change in control (see Note 8).

During the ten-month period ended December 31, 2001, the Company granted 10,000 stock options pursuant to a consulting agreement with an outside consultant. These options are exercisable for a period of ten years from the date of grant, at an exercise price of $5.34. 2,000 of these options vested immediately and the remaining 8,000 options vest 2,000 shares annually on October 1, 2002 through October 1, 2005. In connection with these options, the Company recognized consulting expense of $6,513 and $8,243 in the year ended December 31, 2002 and the ten-month period ended December 31, 2001, respectively.

In connection with a separation agreement with a former employee, the Company agreed to accelerate the vesting of 12,000 options at the date of separation in exchange for transitional consulting assistance. As a result, the Company recognized an expense of $20,057 and $26,743 for these options for the year ended December 31, 2002 and the ten-month period ended December 31, 2001, respectively.

The following is a summary of activity related to the Company's qualified and non-qualified stock options:

| | *Number of Shares* | *Exercise price range per share* | *Weighted average exercise price per share* |
|---|---|---|---|
| Outstanding at March 1, 2000 | 371,000 | $1.13-2.19 | $1.36 |
| Granted | 480,000 | 1.525-1.69 | 1.53 |
| Exercised | (86,200) | 1.13-2.00 | 1.36 |
| Cancelled | (247,800) | 1.13-2.00 | 1.35 |
| Outstanding at February 28, 2001 | 517,000 | 1.50-2.19 | 1.54 |
| Granted | 85,000 | 5.34-6.50 | 6.36 |
| Exercised | (19,000) | 1.50-2.19 | 1.61 |
| Cancelled | – | – | – |
| Outstanding at December 31, 2001 | 583,000 | 1.53-6.50 | 2.24 |
| Granted | 154,000 | 8.07-8.15 | 8.07 |
| Exercised | (3,000) | 2.19 | 2.19 |
| Cancelled | (125,000) | 1.56-8.07 | 6.11 |
| Outstanding at December 31, 2002 | 609,000 | $1.53-8.15 | $2.92 |

| | | *Options Outstanding* | | *Options Exercisable* | |
|---|---|---|---|---|---|
| *Range of Exercise Prices* | *Number Outstanding* | *Weighted Avg. Remaining Contractual Life (yrs)* | *Weighted Average Exercise Price* | *Number Exercisable* | *Weighted Average Exercise Price* |
| $1.53 | 475,000 | 8.13 | $1.53 | 390,001 | $1.53 |
| $5.34 | 10,000 | 8.75 | $5.34 | 4,000 | $5.34 |
| $8.07-$8.15 | 124,000 | 9.30 | $8.07 | – | – |
| | 609,000 | | | 394,001 | |

At December 31, 2002, 170,001 options were exercisable, 84,999 options were unexercisable and no options were available for issuance under the 1992 Plan. At December 31, 2002, 224,000 options were exercisable, 130,000 options were unexercisable and 1,145,213 options were available for future grants under the 2001 Plan. The options outstanding at December 31, 2002 under both the 1992 Plan and the 2001 Plan had remaining lives ranging from less than one year to more than nine years, with a weighted-average life of 8.32 years.

At December 31, 2002, there were 1,499,213 and 255,000 shares of common stock reserved for issuance under the 2001 Plan and 1992 Plan, respectively.

### *Additional Stock Plan Information*

The Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB 25, "Accounting for Stock Issued to Employees", and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the disclosure of pro forma net income and net income per share had the Company adopted the fair value method as of the beginning of fiscal 1997. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 60 months following vesting; stock volatility of 52%, 67.9% and 64.1%, and risk free interest rates of 4.64%, 5.00% and 6.73% for the year ended December 31, 2002, for the ten-month period ended December 31, 2001 and the year ended February 28, 2001, respectively, and no dividends during the expected term. The Company's calculations are on a multiple option valuation approach and forfeitures are recognized as they occur.

## (10) Segment Information

In the year ended December 31, 2002, the Company operated in two segments (custom orthotics and distributed products) principally in the design, development, manufacture and sale of foot and gait-related products. Intersegment net sales are recorded at cost. Segment information for the year ended December 31, 2002 is summarized as follows:

| *Year ended December 31, 2002* | *Custom Orthotics* | *Distributed Products* | *Total* |
|---|---|---|---|
| Net sales | $14,668,572 | $4,007,931 | $18,676,503 |
| Operating profit (loss) | (993,188) | 640,215 | (352,973) |
| Depreciation and amortization | 639,072 | 9,143 | 648,215 |
| Total assets | 22,228,457 | 1,581,697 | 23,810,154 |
| Capital expenditures | 327,120 | 6,577 | 333,697 |

The company operated in one segment (custom orthotics) in the ten months ended December 31, 2001 and the year ended February 28, 2001 since the distributed products segment established in the year ended December 31, 2002 had not been considered significant. Net sales for custom orthotics were $9,857,296 and net sales for distributed products were $1,078,816 for the ten months ended December 31, 2001. Net sales for custom orthotics were $10,335,852 and net sales for distributed products were $1,736,152 for the year ended February 28, 2001. Information regarding operating profit, depreciation and amortization, total assets or capital expenditures for the ten months ended December 31, 2001 or the year ended February 28, 2001 is not available.

Geographical segment information is summarized as follows:

| | *North America* | *United Kingdom* | *Consolidated Total* |
|---|---|---|---|
| **Year ended December 31, 2002** | | | |
| Net sales from external customers | $16,560,280 | $2,116,223 | $18,676,503 |
| Intersegment net sales | 305,798 | – | 305,798 |
| Gross margins | 5,735,147 | 979,252 | 6,714,399 |
| Operating (loss) profit | (739,606) | 386,633 | (352,973) |
| Depreciation and amortization | 598,002 | 50,213 | 648,215 |
| Total assets | 22,850,246 | 959,908 | 23,810,154 |
| Capital expenditures | 266,755 | 66,942 | 333,697 |
| **Ten months ended December 31, 2001** | | | |
| Net sales from external customers | $ 9,359,893 | $1,576,219 | $10,936,112 |
| Intersegment net sales | 203,933 | – | 203,933 |
| Gross margins | 3,309,404 | 692,306 | 4,001,710 |
| Operating (loss) profit | (150,262) | 289,612 | 139,350 |
| Depreciation and amortization | 218,861 | 26,060 | 254,921 |
| Total assets | 19,965,627 | 734,619 | 20,700,246 |
| Capital expenditures | 180,506 | 91,187 | 271,693 |
| **Year ended February 28, 2001** | | | |
| Net sales from external customers | $10,466,090 | $1,605,914 | $12,072,004 |
| Intersegment net sales | 248,390 | – | 248,390 |
| Gross margin | 3,121,133 | 658,021 | 3,779,154 |
| Operating (loss) profit | (1,587,547) | 83,980 | (1,503,567) |
| Depreciation and amortization | 252,520 | 49,382 | 301,902 |
| Total assets | 3,855,618 | 698,601 | 4,554,219 |
| Capital expenditures | 38,465 | 10,916 | 49,381 |

Export sales from the Company's United States operations accounted for approximately 21 percent, 22 percent and 25 percent of net sales for the year ended December 31, 2002, for the ten month period ended December 31, 2001, and for the year ended February 28, 2001, respectively.

## (11) Pension Plan and 401(k) Plan

The Company maintained a non-contributory defined benefit pension plan covering substantially all employees. In 1986, the Company adopted an amendment to the plan under which future benefit accruals to the plan ceased (freezing the maximum benefits available to employees as of July 30, 1986), other than those required by law. Previously accrued benefits remain in effect and continue to vest under the original terms of the plan.

The following table sets forth the Company's defined benefit plan status at December 31, 2002 and December 31, 2001, determined by the plan's actuary in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions", as amended by SFAS No. 132:

| | December 31, | |
|---|---|---|
| | **2002** | 2001 |
| Projected benefit obligation | **$(672,483)** | $(482,554) |
| Plan assets at fair market value | **462,944** | 510,728 |
| Projected plan assets in excess of benefit obligation | **(209,539)** | 28,174 |
| Unrecognized transition liability | **120,111** | 127,902 |
| Unrecognized net loss | **504,415** | 261,620 |
| Minimum additional liability | **-** | - |
| Accrued pension (liability) cost | **$ 414,987** | $ 417,696 |
| Change in projected benefit obligation: | | |
| Projected benefit obligation, beginning of year | **$(482,554)** | $(455,334) |
| Interest cost | **(42,030)** | (28,458) |
| Benefits paid | **2,577** | 1,774 |
| Actuarial loss | **(150,476)** | (536) |
| Projected benefit obligation, end of year | **$(672,483)** | $(482,554) |
| Change in plan assets: | | |
| Fair value of plan assets, beginning of year | **$ 510,728** | $ 442,216 |
| Actual return on plan assets | **(66,207)** | 17,555 |
| Employer contribution | **21,000** | 52,731 |
| Benefits paid | **(2,577)** | (1,774) |
| Fair value of plan assets, end of year | **$ 462,944** | $ 510,728 |

Net periodic pension expense is comprised of the following components:

| | ***Year ended Dec. 31, 2002*** | *Ten months ended Dec. 31, 2001* | *Year ended Feb. 28, 2001* |
|---|---|---|---|
| Interest cost on projected benefit obligations | **$ 42,030** | $ 28,458 | $ 32,918 |
| Expected return on plan assets | **(38,995)** | (35,077) | (29,426) |
| Amortization of unrecognized transition liability | **7,791** | 7,791 | 7,791 |
| Recognized actuarial loss | **12,883** | 14,161 | 13,517 |
| Net periodic pension expense | **$ 23,709** | $ 15,333 | $ 24,800 |

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.4% and 7.50% at December 31, 2002 and 2001, respectively. The rate of return on plan assets was assumed to be 7.50% at December 31, 2002 and 2001, respectively. No assumed increase in compensation levels was used since future benefit accruals have ceased (as discussed above). The unrecognized transition liability and unrecognized net loss are being amortized over 30.4 and 18.2 years, respectively.

As required by Statement of Financial Accounting Standards No. 87, the Company recorded a pension liability of $209,539 at December 31, 2002 (included in Accrued Pension Expense) to reflect the excess of accumulated benefits over the fair value of pension plan assets. Since the required additional pension liability is in excess of the unrecognized prior service cost (unrecognized transition liability), an amount equal to the unrecognized prior service cost has been recognized as an intangible asset ($120,111 and $156,076 included in "Other assets" as of December 31, 2002 and 2001, respectively). The remaining liability required to be recognized is reported as a separate component of stockholders' equity.

The Company has a defined contribution retirement and savings plan (the "401(k) Plan") designed to qualify under Section 401(k) of the Internal Revenue Code (the "Code"). Eligible employees include those who are at least twenty-one years old and who have worked at least 1,000 hours during any one year. The Company may make matching contributions in amounts that the Company determines at its discretion at the beginning of each year. In addition, the Company may make further discretionary contributions. Participating employees are immediately vested in amounts attributable to their own salary or wage reduction elections, and are vested in Company matching and discretionary contributions under a vesting schedule that provides for ratable vesting over the second through sixth years of service. The assets of the 401 (k) Plan are invested in stock, bond and money market mutual funds. For the year ended December 31, 2002, the ten months ended December 31, 2001 and the year ended February 28, 2001, the Company made contributions totaling $42,288, $26,530 and $34,683, respectively, to the 401(k) Plan.

## (12) Income Taxes

The provision for (benefit from) income taxes is comprised of the following:

| | ***Year ended December 31, 2002*** | *Ten months ended December 31, 2001* | *Year ended February 28, 2001* |
|---|---|---|---|
| Current: | | | |
| Federal | **$ -** | $ - | $ - |
| State | **-** | (7,565) | 5,000 |
| Foreign | **27,688** | 3,456 | (1,774) |
| | **27,688** | (4,109) | 3,226 |
| Deferred: | | | |
| Federal | **72,000** | - | - |
| State | **10,000** | - | - |
| Foreign | **(2,394)** | 7,227 | 1,301 |
| | **79,606** | 7,227 | 1,301 |
| | **$ 107,294** | $ 3,118 | $ 4,527 |

As of December 31, 2002, the Company has net Federal tax operating loss carryforwards of approximately $4,607,000 which may be applied against future taxable income and expire from 2003 through 2014. The Company also has available tax credit carryforwards of approximately $141,000.

The net deferred tax liability is included in other liabilities on the accompanying balance sheet.

The following is a summary of deferred tax assets and liabilities:

| | December 31, | |
|---|---|---|
| | **2002** | 2001 |
| Current deferred tax assets | **$ 507,219** | $ 196,481 |
| Non-current: | | |
| Deferred tax assets | **1,901,022** | 1,374,280 |
| Deferred tax liabilities | **(95,573)** | (15,967) |
| Non-current deferred tax assets, net | **1,805,449** | 1,358,313 |
| Net deferred tax assets | **2,312,668** | 1,554,794 |
| Valuation allowance | **(2,408,241)** | (1,570,761) |
| Net deferred tax liabilies | **$ (95,573)** | $ (15,967) |

The current deferred tax assets primarily relate to inventory and accounts receivable and other reserves, unicap adjustment, stock options, and accrued vacation. The non-current deferred tax assets are primarily composed of Federal net operating loss carryforwards and book to tax differences in fixed assets. The non-current deferred tax liabilities are primarily composed of a U.S. component related to the basis difference in acquired intangibles and a foreign component related to excess tax depreciation over book depreciation. Future utilization of these net operating loss carry-forwards will be limited under existing tax law due to the change in control of the Company (Note 8).

Prior to the adoption of SFAS No. 142, the Company would not have needed a valuation allowance for the portion of the net operating losses equal to the amount of tax-deductible goodwill and trade names amortization expected to occur during the carryforward period of the net operating losses based on the timing of the reversal of these taxable temporary differences. As a result of the adoption of SFAS 142, the reversal will not occur during the carryforward period of the net operating losses. Therefore, the Company recorded a deferred income tax expense of approximately $82,000 during the year ended December 31, 2002 which would not have been required prior to the adoption of SFAS 142.

The following is a summary of the domestic and foreign components of income (loss) before taxes:

| | ***Year ended December 31, 2002*** | *Ten months ended December 31, 2001* | *Year ended February 28, 2001* |
|---|---|---|---|
| Domestic | **$(1,113,923)** | $48,615 | $(1,466,510) |
| Foreign | **115,560** | 24,782 | (35,350) |
| | **$ (998,363)** | $73,397 | $(1,501,860) |

The Company's effective provision for income taxes differs from the Federal statutory rate. The reasons for such differences are as follows:

| | ***Year ended December 31, 2002*** | | *Ten months ended December 31, 2001* | | *Year ended February 28, 2001* | |
|---|---|---|---|---|---|---|
| | ***Amount*** | ***%*** | *Amount* | *%* | *Amount* | *%* |
| Provision at Federal statutory rate | **$(339,443)** | **(34.0)** | $ 24,789 | 33.8 | $(510,633) | (34.0) |
| Other (Permanent items) | **(23,576)** | **(2.4)** | | | | |
| Increase (decrease) in taxes resulting from: | | | | | | |
| State income taxes, net of Federal benefit | **6,600** | **0.7** | (4,993) | (6.8) | 3,300 | 0.2 |
| Foreign taxes | **25,294** | **2.5** | 2,891 | 3.9 | 11,546 | 0.8 |
| (Use) creation of net operating loss and credit carryforwards | **(140,761)** | **(14.1)** | (19,569) | (26.7) | 500,314 | 33.3 |
| Change in tax rate | **(258,300)** | **(25.9)** | – | – | – | – |
| Change in valuation allowance | **837,480** | **83.9** | – | – | – | – |
| Effective tax rate | **$ 107,294** | **10.7** | $ 3,118 | 4.2 | $ 4,527 | 0.3 |

## (13) Reconciliation of Basic and Diluted Earnings Per Share

Basic earnings per common share ("EPS") are computed based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share are computed based on the weighted average number of common shares, after giving effect to dilutive common stock equivalents outstanding during each period. There are no potential dilutive shares included for the years ended December 31, 2002 and February 28, 2001, as their effect would have been anti dilutive. The impact of the Convertible Notes on the calculation of the fully-diluted earnings per share was anti-dilutive and is therefore not included in the computation for the ten months ended December 31, 2001. The following table provides a reconciliation between basic and diluted earnings per share:

| | ***Year ended December 31, 2002*** | | | *Ten months ended December 31, 2001* | | | *Year ended February 28, 2001* | | |
|---|---|---|---|---|---|---|---|---|---|
| | ***Income*** | ***Shares*** | ***Per Share*** | *Income* | *Shares* | *Per Share* | *Income* | *Shares* | *Per Share* |
| **Basic EPS** | | | | | | | | | |
| Income (loss) available to common stockholders | **$(1,105,657)** | **4,245,711** | **$(.26)** | $70,279 | 3,860,167 | $.02 | $(1,506,387) | 2,582,615 | $(.58) |
| **Effect of Dilutive Securities** | | | | | | | | | |
| Stock options | – | – | – | – | 446,369 | – | – | – | – |
| **Diluted EPS** | | | | | | | | | |
| Income (loss) available to common stockholders plus exercise of stock options | **$(1,105,657)** | **4,245,711** | **$(.26)** | $70,279 | 4,306,536 | $.02 | $(1,506,387) | 2,582,615 | $(.58) |

## (14) Subsequent Event

On January 13, 2003, the Company, through a wholly owned subsidiary, acquired all of the issued and outstanding stock of Bi-Op Laboratories, Inc. ("Bi-Op") pursuant to the terms of a Stock Purchase Agreement, dated as of January 13, 2003 (the "Stock Purchase Agreement").

In connection with the acquisition, the Company paid consideration in Canadian dollars, determined through arms-length negotiation of the parties. When converted to U.S. dollars the total purchase price approximated $1.6 million of which $1.2 million was paid in cash and $.4 million was paid by issuing 107,611 shares of the Company's common stock. $250,000 CDN of the cash portion of the consideration was deposited in escrow until final determination of the closing date balance sheet of Bi-Op as set forth in the Stock Purchase Agreement. The purchase price will be reduced dollar for dollar to the extent that the net assets of Bi-Op as of December 31, 2002 were less than $1,000,000 CDN. Conversely, the purchase price will be increased dollar for dollar to the extent that the net assets of Bi-Op as of the closing date exceeded $1,000,000 CDN. We funded the entire cash portion of the purchase price through working capital.

In connection with the Stock Purchase Agreement, we entered into an employment agreement with Raynald Henry, Bi-Op's principal owner, having a term of three years and providing for an annual base salary of $75,000 CDN and benefits, including certain severance payments.

# Independent Auditors' Report

To the Stockholders and Board of Directors of
Langer, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Langer, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002, for the ten months ended December 31, 2001, and for the year ended February 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002, for the ten months ended December 31, 2001, and for the year ended February 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Jericho, New York
March 27 , 2003

# Market for Registrant's Common Equity and Related Stockholder Matters

### Price Range of Common Stock

The Company's common stock, par value $.02 per share ("Common Stock"), is traded on the over-the-counter market with quotations reported on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the symbol GAIT. The following table sets forth the high and low closing bid prices for the Common Stock for the year ended December 31, 2002 and the ten months ended December 31, 2001. The NASDAQ quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions.

| *Year ended December 31, 2002* | *High* | *Low* |
|---|---|---|
| Three months ended March 31, 2002 | $8.30 | $7.11 |
| Three months ended June 30, 2002 | $8.25 | $5.90 |
| Three months ended September 30, 2002 | $6.43 | $4.50 |
| Three months ended December 31, 2002 | $5.25 | $3.51 |

| *Ten months ended December 31, 2001* | *High* | *Low* |
|---|---|---|
| One month ended March 31, 2001 | $ 5.22 | $4.00 |
| Three months ended June 30, 2001 | $ 5.25 | $3.10 |
| Three months ended September 30, 2001 | $ 5.80 | $3.66 |
| Three months ended December 31, 2001 | $11.85 | $4.80 |

The closing price on March 25, 2003 was $3.10. On March 25, 2003, there were approximately 249 holders of record of the Common Stock. However, this figure is exclusive of all owners whose stock is held beneficially or in "street" name. Based on information supplied by various securities dealers, the Company believes that there are in excess of 249 shareholders in total, including holders of record and beneficial owners of shares held in "street" name.

### Dividend History and Policy

The Company did not pay cash dividends on its Common Stock and anticipates that, for the foreseeable future, it will follow a policy of retaining earnings to finance the expansion and development of its business. In any event, future dividend policy will depend upon the Company's earnings, financial condition, working capital requirements and other factors.

## Langer, Inc.

**Manufacturing**
*East Coast*: Deer Park, New York
*West Coast*: Brea, California
*United Kingdom:* Stoke-On-Trent, England
*Canada:* Montreal, Quebec

**Sales**
*Canada:* Toronto, Ontario

**Headquarters**
Langer, Inc.
450 Commack Road
Deer Park, New York 11729-4510
Tel: 631.667.1200
Fax: 631.667.1203
www.langerinc.com

**Investor Relations**
Additional information on the Company may be obtained by writing to:

Investor Relations
Langer, Inc.
450 Commack Road
Deer Park, NY 11729-4510

**Independent Accounts**
Deloitte & Touche LLP
Jericho, NY 11753-1683

**Corporate Counsel**
Kane Kessler, P.C.
New York, NY 10019-4896

**Transfer Agent**
Registrar and Transfer Company
Cranford, NJ 07016-3572

**Common Stock**
The Company's common stock is traded on NASDAQ under the symbol GAIT

**Executive Officers**
Andrew H. Meyers, CPO
*President and Chief Executive Officer*

Steven M. Goldstein, CO
*Vice President*

Anthony J. Puglisi
*Vice President and Chief Financial Officer*

**Directors**
Burtt R. Ehlich, Chairman of the Board
*Consultant, Greenwich, CT.*

Andrew H. Meyers, CPO
*President and Chief Executive Officer*

Jonathan R. Foster, Director
*President, Howard Capital Management*
*Los Angeles, CA*

Arthur Goldstein, Director
*Financial Consultant, Larchmont, NY*

Gregory R. Nelson, Director
*Director, Breg Inc., Carlsbad, CA*

Thomas W. Strauss, Director
*Principal, Ramius Capital Group, New York, NY*

Langer

450 Commack Road
Deer Park, New York 11729-4510
Tel: 800.645.5520
www.langerinc.com